Exhibit 99-2
                                                                    ------------





                         Makhteshim-Agan Industries Ltd.

                              Interim Consolidated
                              Financial Statements
                                   (Unaudited)
                              As at March 31, 2007
                                (In U.S. Dollars)

                                                 Makhteshim-Agan Industries Ltd.

Financial Statements as at March 31, 2007 (Unaudited)
--------------------------------------------------------------------------------


Contents


                                                                           Page

Auditors' Review Report                                                       2


Consolidated Balance Sheets                                                   3


Consolidated Statements of Income                                             4


Statements of Changes in Shareholders' Equity                                 5


Consolidated Statements of Cash Flows                                         7


Notes to the Financial Statements                                            10

[GRAPHIC OMITTED]

                 Somekh Chaikin                      Telephone  972 3 684 8000
                 KPMG Millennium Tower               Fax        972 3 684 8444
                 17 Ha'arba'a Street, PO Box 609 Internet www.kpmg.co.il Tel Aviv 61006 Israel


The Board of Directors
Makhteshim-Agan Industries Ltd.
-------------------------------

Dear Sirs,

Review of the unaudited interim consolidated financial statements as at March 31, 2007

  At your request, we have reviewed the interim consolidated balance sheet of
   Makhteshim-Agan Industries Ltd. as at March 31, 2007, and the consolidated statement of income, the statement of changes in shareholders' equity and the consolidated statement of cash flows for the three-month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of shareholders' meetings and of meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received interim reports of other auditors, regarding the review of financial statements of subsidiaries, whose assets included in the consolidation constitute 5.9% of the total assets included in the consolidated balance sheet as at March 31, 2007 and whose revenues included in the consolidation constitute 8.7% of the total revenues included in the consolidated statements of income for the three-month period then ended.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including reading the review reports of other auditors, as stated above, nothing came to our attention which would indicate the necessity of making material modifications to the interim consolidated financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970.

We hereby direct attention to that stated in Note 3(4) regarding a re-examination the Company is making of the facts forming the basis of the accounting treatment relating to issuance of options under an options' plan from 2005.


Somekh Chaikin
Certified Public Accountants (Isr.)

May 13, 2007


        Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.



Consolidated Balance Sheet
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                   As at               As at               As at
                                                                                March 31            March 31         December 31
                                                                                    2007                2006                2006
                                                                        ----------------    ----------------    ----------------
                                                                             (Unaudited)         (Unaudited)           (Audited)
                                                                        ----------------    ----------------    ----------------
                                                                          US $ thousands      US $ thousands      US $ thousands
                                                                        ----------------    ----------------    ----------------
Current assets
Cash and cash equivalents                                                       272,829            72,827            324,362
Short-term investments                                                            1,716             1,170              1,706
Trade receivables                                                               680,592           518,324            486,368
Other receivables                                                               105,582           101,238            106,372
Inventories                                                                     595,990           572,082            607,328
                                                                        ----------------    -------------       ------------
                                                                              1,656,709         1,265,641          1,526,136
                                                                        ----------------    -------------       ------------

Investments, loans and other long-term debits
Affiliated companies                                                                  -             2,100              2,496
Other investments and receivables                                                71,002          * 38,600             46,125
                                                                        ----------------    -------------       ------------
                                                                                 71,002            40,700             48,621
                                                                        ----------------    -------------       ------------

Fixed assets
Cost                                                                            984,008           898,435            972,980
Less - accumulated depreciation                                                 470,755           429,498            461,570
                                                                        ----------------    -------------       ------------
                                                                                513,253           468,937            511,410
                                                                        ----------------    -------------       ------------

Other assets and deferred expenses
Cost                                                                            889,794           824,763            865,125
Less - accumulated amortization                                                 345,066           289,488            332,370
                                                                        ----------------    -------------       ------------

                                                                                544,728           535,275            532,755
                                                                        ----------------    -------------       ------------


                                                                        ----------------    -------------       ------------
                                                                              2,785,692         2,310,553          2,618,922
                                                                        ================    =============       ============



                                                                                                    Makhteshim-Agan Industries Ltd.

-----------------------------------------------------------------------------------------------------------------------------------



                                                                                   As at               As at               As at
                                                                                March 31            March 31         December 31
                                                                                    2007                2006                2006
                                                                        ----------------    ----------------    ----------------
                                                                             (Unaudited)         (Unaudited)           (Audited)
                                                                        ----------------    ----------------    ----------------
                                                                          US $ thousands      US $ thousands      US $ thousands
                                                                        ----------------    ----------------    ----------------
Current liabilities
Credit from banks and others                                                    116,532           342,881             99,850
Trade payables                                                                  399,445           383,033            369,574
Other payables                                                                  304,028           225,533            271,413
Proposed dividend payable                                                             -            23,265                  -
Convertible debentures                                                            7,632                 -             12,055
                                                                        ----------------    -------------       ------------

                                                                                827,637           974,712            752,892
                                                                        ----------------    -------------       ------------


Long-term liabilities
Loans from banks                                                                 41,600            33,464             45,012
Convertible debentures                                                              675            27,105                675
Debentures                                                                      561,965                 -            554,728
Other long-term liabilities                                                       6,519             4,367              3,407
Deferred taxes                                                                   67,898          * 76,076             62,147
Employee severance benefits, net                                                 42,397            27,787             38,131
                                                                        ----------------    -------------       ------------

                                                                                721,054           168,799            704,100
                                                                        ----------------    -------------       ------------

Minority interest                                                                31,648            26,545             30,212
                                                                        ----------------    -------------       ------------

Shareholders' equity                                                          1,205,353         1,140,497          1,131,718
                                                                        ----------------    -------------       ------------


                                                                        ----------------    -------------       ------------
                                                                              2,785,692         2,310,553          2,618,922
                                                                        ================    =============       ============



------------------------------------------------   ----------------------------------   -------------------------------------------
                Avraham Biger                                 Raanan Cohen                            Ran Maidan
           Chief Executive Officer                              Director                        Chief Financial Officer
      Chairman of the Board of Directors


Date of approval of the financial statements: May 13, 2007

*  Reclassified

The accompanying notes are an integral part of the financial statements.


3





                                                                                                    Makhteshim-Agan Industries Ltd.

Consolidated Statement of Income
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                       For the
                                                                                 For the three months ended         year ended
                                                                   ----------------------------------------   ----------------
                                                                           March 31                March 31        December 31
                                                                               2007                    2006               2006
                                                                   -----------------      -----------------   ----------------
                                                                         (Unaudited)            (Unaudited)          (Audited)
                                                                   -----------------      -----------------   ----------------
                                                                      US $ thousands         US $ thousands     US $ thousands
                                                                   -----------------      -----------------   ----------------

Revenues                                                                     559,339                493,866          1,778,756
Cost of sales                                                                361,094                315,710          1,172,017
                                                                    -----------------       ----------------   ----------------
Gross profit                                                                 198,245                178,156            606,739
                                                                    -----------------       ----------------   ----------------

Expenses

Research and development, net                                                  5,033                  4,656             19,001
Selling and marketing                                                         75,744                 74,983            303,177
General and administrative                                                    17,435                 14,947             80,767
                                                                    -----------------       ----------------   ----------------

                                                                              98,212                 94,586            402,945
                                                                    -----------------       ----------------   ----------------

Operating income                                                             100,033                 83,570            203,794

Financing expenses, net                                                       11,437                 11,730             44,244
                                                                    -----------------       ----------------   ----------------

Income before other expenses, net                                             88,596                 71,840            159,550

Other expenses, net                                                            4,372                  7,104             74,641
                                                                    -----------------       ----------------   ----------------

Income before taxes on income                                                 84,224                 64,736             84,909

Taxes on income                                                               15,883                  6,640             (1,438)
                                                                    -----------------       ----------------   ----------------

Income after taxes on income                                                  68,341                 58,096             86,347

Company equity in earnings of affiliated companies                                 -                      -                254

Minority interest in income of subsidiaries, net                              (1,749)                  (385)            (2,682)
                                                                    -----------------       ----------------   ----------------

Net income                                                                    66,592                 57,711             83,919
                                                                    =================       ================   ================

                                                                                 US$                    US$                US$
                                                                    -----------------       ----------------   ----------------
Earnings per share
Basic earnings per share                                                        0.15                   0.13               0.19
                                                                    =================       ================   ================

Fully diluted earnings per share                                                0.15                  0.13                0.19
                                                                    =================      ================    ================


The accompanying notes are an integral part of the financial statements.



                                                                                                    Makhteshim-Agan Industries Ltd.

Statements of Changes in Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------






                                                                                           Premium on         Capital
                                                                       Share capital           shares        reserves
                                                                      --------------    --------------  --------------
                                                                         (Unaudited)       (Unaudited)     (Unaudited)
                                                                      --------------    --------------  --------------
                                                                       US$ thousands     US$ thousands   US$ thousands
                                                                      --------------    --------------  --------------

Three-month period ended March 31, 2007
Balance as at December 31, 2006                                             123,232           614,052           2,719
Adjustments deriving from translation of
 financial statements of investee companies                                       -                 -             828
Exercise of employee options                                                    332              (332)              -
Conversion of convertible debentures into shares                                503             3,939               -
Net income                                                                        -                 -               -
Expenses in respect of options to employees                                       -                 -           1,394
Tax benefit in respect of employee options                                        -                 -             379
                                                                      --------------    --------------  --------------
Balance as at March 31, 2007                                                124,067           617,659           5,320
                                                                      ==============    ==============  ==============

Three-month period ended March 31, 2006
Balance as at December 31, 2005                                             120,391           589,261          (3,715)
Adjustments deriving from translation of
 financial statements of investee companies                                       -                 -            (436)
Self purchase of company shares                                                   -                 -               -
Dividend                                                                          -                 -               -
Dividend proposed subsequent to the balance sheet                                 -                 -               -
date
Exercise of employee options                                                    266              (266)              -
Conversion of convertible debentures into shares                                658            12,706               -
Net income                                                                        -                 -               -
Expenses in respect of options to employees                                       -                 -             141
Tax benefit in respect of employee options                                        -                 -             421
                                                                      --------------    --------------  --------------
Balance as at March 31, 2006                                                121,315           601,701          (3,589)
                                                                      ==============    ==============  ==============


The accompanying notes are an integral part of the financial statements.





(Table continued)

                                                             Dividend
                                                             proposed                       Company shares
                                                        subsequent to                          held by the
                                                          the balance         Retained         Company and
                                                           sheet date         earnings     by a subsidiary            Total
                                                       --------------    --------------    ---------------   --------------
                                                          (Unaudited)       (Unaudited)        (Unaudited)      (Unaudited)
                                                       --------------    --------------    ---------------   --------------
                                                        US$ thousands     US$ thousands      US$ thousands    US$ thousands
                                                       --------------    --------------    ---------------   --------------

Three-month period ended March 31, 2007
Balance as at December 31, 2006                                    -           535,911           (144,196)       1,131,718
Adjustments deriving from translation of
 financial statements of investee companies                        -                 -                  -              828
Exercise of employee options                                       -                 -                  -                -
Conversion of convertible debentures into shares                   -                 -                  -            4,442
Net income                                                         -            66,592                  -           66,592
Expenses in respect of options to employees                        -                 -                  -            1,394
Tax benefit in respect of employee options                         -                 -                  -              379
                                                       --------------    --------------    ---------------   --------------
Balance as at March 31, 2007                                       -           602,503           (144,196)       1,205,353
                                                       ==============    ==============    ===============   ==============

Three-month period ended March 31, 2006
Balance as at December 31, 2005                               23,500           480,119            (75,369)       1,134,187
Adjustments deriving from translation of
 financial statements of investee companies                        -                 -                  -             (436)
Self purchase of company shares                                    -                 -            (41,516)         (41,516)
Dividend                                                     (23,500)              125                  -          (23,375)
Dividend proposed subsequent to the balance sheet             28,508           (28,508)                 -                -
date
Exercise of employee options                                       -                 -                  -                -
Conversion of convertible debentures into shares                   -                 -                  -           13,364
Net income                                                         -            57,711                  -           57,711
Expenses in respect of options to employees                        -                 -                  -              141
Tax benefit in respect of employee options                         -                 -                  -              421
                                                       --------------    --------------    ---------------   --------------
Balance as at March 31, 2006                                  28,508           509,447           (116,885)       1,140,497
                                                       ==============    ==============    ===============   ==============


5



                                                                                                    Makhteshim-Agan Industries Ltd.

Statements of Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                           Premium on         Capital
                                                                       Share capital           shares        reserves
                                                                      --------------    --------------  --------------
                                                                           (Audited)         (Audited)       (Audited)
                                                                      --------------    --------------  --------------
                                                                       US$ thousands     US$ thousands   US$ thousands
                                                                      --------------    --------------  --------------

Balance as at December 31, 2005                                             120,391           589,261          (3,715)
Exercise of employee options                                                    651              (651)              -
Conversion of convertible debentures into shares                              2,190            25,442               -
Self purchase of Company shares                                                   -                 -               -
Tax benefit in respect of employee options                                        -                 -           1,146
Expenses in respect of options to employees                                       -                 -           2,412
Dividend                                                                          -                 -               -
Net income for 2006                                                               -                 -               -
Adjustments deriving from translation of
 financial statements of investee companies                                       -                 -           2,876
                                                                      --------------    --------------  --------------
Balance as at December 31, 2006                                             123,232           614,052           2,719
                                                                      ==============    ==============  ==============





The accompanying notes are an integral part of the financial statements.





(Table continued)


                                                             Dividend
                                                             proposed                       Company shares
                                                        subsequent to                          held by the
                                                          the balance         Retained         Company and
                                                           sheet date         earnings     by a subsidiary            Total
                                                       --------------    --------------    ---------------   --------------
                                                            (Audited)         (Audited)          (Audited)        (Audited)
                                                       --------------    --------------    ---------------   --------------
                                                        US$ thousands     US$ thousands      US$ thousands    US$ thousands
                                                       --------------    --------------    ---------------   --------------

Balance as at December 31, 2005                               23,500           480,119            (75,369)       1,134,187
Exercise of employee options                                       -                 -                  -                -
Conversion of convertible debentures into shares                   -                 -                  -           27,632
Self purchase of Company shares                                    -                 -            (68,827)         (68,827)
Tax benefit in respect of employee options                         -                 -                  -            1,146
Expenses in respect of options to employees                        -                 -                  -            2,412
Dividend                                                     (23,500)          (28,127)                 -          (51,627)
Net income for 2006                                                -            83,919                  -           83,919
Adjustments deriving from translation of
 financial statements of investee companies                        -                 -                  -            2,876

                                                       --------------    --------------    ---------------   --------------
Balance as at December 31, 2006                                    -           535,911           (144,196)       1,131,718
                                                       ==============    ==============    ===============   ==============




                                                                                                    Makhteshim-Agan Industries Ltd.

Consolidated Statement of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                        For the
                                                                                 For the three months ended          year ended
                                                                           --------------------------------      --------------
                                                                                 March 31           March 31        December 31
                                                                                     2007               2006               2006
                                                                           --------------     --------------     --------------
                                                                              (Unaudited)        (Unaudited)          (Audited)
                                                                           --------------     --------------     --------------
                                                                           US $ thousands     US $ thousands     US $ thousands
                                                                           --------------     --------------     --------------
Cash flows generated by operating activities:
Net income                                                                        66,592             57,711             83,919
Adjustments to reconcile net income to net cash flows
 generated by operating activities (see A. below)                                (74,628)          *(62,431)            43,958
                                                                           --------------     --------------     --------------
Net cash inflow (outflow) generated by operating activities                       (8,036)            (4,720)           127,877
                                                                           --------------     --------------     --------------

Cash flows generated by investing activities:
Acquisition of fixed assets                                                      (22,060)           (16,419)           (70,552)
Investment grant received                                                          2,315                  -                466
Additions to other assets and deferred expenses, net                             (20,844)           (10,100)           (42,884)
Investment in affiliates                                                               -             (2,033)            (2,033)
Investments in newly consolidated subsidiaries (see B below)                      (7,878)                 -            (28,689)
Repayment of liability regarding previously consolidated
 company                                                                          (1,000)                 -                  -
Proceeds from sale of investment in former subsidiary
 (see C. below)                                                                        -                  -              6,047
Proceeds from sale of fixed and other assets                                          34                 89                690
Acquisition of minority interest in subsidiary                                    (1,105)                 -             (2,406)
                                                                           --------------     --------------     --------------
Net cash used in investing activities                                            (50,538)          *(28,463)          (139,361)
                                                                           --------------     --------------     --------------

Cash flows from financing activities:
Receipt of long-term loans from banks                                              2,383                  -             43,001
Repayment of long-term loans and liabilities from banks
 and others                                                                       (2,488)            (4,518)           (41,042)
Issuance of debentures less issuance expenses                                          -                  -            554,466
Dividend to shareholders                                                               -            (14,173)           (65,685)
Acquisition of Company shares by the Company                                           -            (41,516)           (68,827)
Short-term credit from banks, net                                                  7,503             95,276           (154,393)
Dividend to minority shareholders in subsidiaries                                   (357)              (352)            (2,967)
                                                                           --------------     --------------     --------------
Net cash inflow generated by financing activities                                  7,041             34,717            264,553
                                                                           --------------     --------------     --------------

Increase (decrease) in cash and cash equivalents                                 (51,533)             1,534            253,069

Cash and cash equivalents at beginning of the period                             324,362             71,293             71,293
                                                                           --------------     --------------     --------------

Cash and cash equivalents at end of the period                                   272,829             72,827            324,362
                                                                           ==============     ==============     ==============


*   Reclassified


The accompanying notes are an integral part of the financial statements.




                                                                                                    Makhteshim-Agan Industries Ltd.

Consolidated Statement of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                         For the
                                                                                 For the three months ended           year ended
                                                                           --------------------------------       --------------
                                                                                 March 31            March 31        December 31
                                                                                     2007                2006               2006
                                                                           --------------      --------------     --------------
                                                                              (Unaudited)         (Unaudited)          (Audited)
                                                                           --------------      --------------     --------------
                                                                           US $ thousands      US $ thousands     US $ thousands
                                                                           --------------      --------------     --------------

A. Adjustments to reconcile net income to net cash flows from operating activities

Revenues and expenses not affecting cash flows:

Depreciation and amortization                                                     25,355              20,180            103,090
Adjustments of long-term liabilities to banks and others                           6,223                 609                841
Minority interest in earnings of subsidiaries, net                                 1,749                 385              2,682
Increase (decrease) in employee severance benefits, net                            8,081                (227)             6,771
Deferred taxes, net                                                                5,617              (1,924)           (20,478)
Amortization of discount on convertible debentures                                    26                  85                296
Capital loss on disposal of fixed and other assets, net                              261                 410                299
Company's equity in earnings of affiliated companies                                   -                   -               (254)
Capital gain on sale of investment in subsidiary                                       -                   -               (216)
Expenses in respect of employee options                                            1,643                   -              3,238

Changes in operating assets and liabilities:

Increase in trade and other receivables                                         (202,906)          *(146,963)          (114,523)
Decrease (increase) inventories                                                   19,740              (5,666)           (28,672)
Increase in trade and other payables                                              59,583              70,680             90,884
                                                                           --------------       -------------       ------------
                                                                                 (74,628)           *(62,431)            43,958
                                                                           ==============       =============       ============



*   Reclassified


The accompanying notes are an integral part of the financial statements.







                                                                                       Makhteshim-Agan Industries Ltd.

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------




                                                                                                                      For the
                                                                                 For the three months ended        year ended
                                                                           --------------------------------    ---------------
                                                                                 March 31          March 31       December 31
                                                                                     2007              2006              2006
                                                                           --------------    --------------    ---------------
                                                                              (Unaudited)       (Unaudited)          (Audited)
                                                                           --------------    --------------    ---------------
                                                                           US $ thousands    US $ thousands     US $ thousands
                                                                           --------------    --------------    ---------------


B. Investment in newly consolidated subsidiaries

Working capital (excluding cash and cash equivalents)                             (4,593)                -            (8,998)
Fixed assets, net                                                                 (1,857)                -           (16,045)
Other assets, net                                                                 (4,559)                -           (10,633)
Excess cost created on acquisition                                                (2,032)                -            (8,012)
Long-term liabilities                                                              3,000                 -             9,726
Investment in affiliated company                                                   2,163                 -                 -
Payables in respect of acquisition of activities                                       -                 -             1,792
Minority interest                                                                      -                 -             3,481
                                                                           --------------    -------------     --------------
                                                                                  (7,878)                -           (28,689)
                                                                           ==============    =============     ==============


C. Proceeds from sale of investment in former subsidiary

Working capital (excluding cash and cash equivalents)                                  -                 -             3,679
Fixed assets, net                                                                      -                 -               607
Other assets, net                                                                      -                 -             2,629
Long-term liabilities                                                                  -                 -            (1,084)
Capital gain                                                                           -                 -               216
                                                                           --------------    -------------      -------------
                                                                                       -                 -             6,047
                                                                           ==============    =============      =============


D.  Non-cash activities

Acquisition of other assets                                                        4,716               332            17,901
                                                                           ==============    =============      =============
Acquisition of fixed assets on supplier credit                                         -             2,128             4,767
                                                                           ==============    =============      =============











The accompanying notes are an integral part of the financial statements.



                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2007 (Unaudited)
--------------------------------------------------------------------------------


Note 1 - Reporting Principles and Accounting Policy

       A.       General

       1. These interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to the preparation of interim-period financial statements in accordance with Standard No. 14 of the Israel Accounting Standards Board and with Article 4 of the Securities Regulations (Immediate and Periodic Reports), 1970.

       2. The accounting policies applied in these financial statements are consistent with those applied in the audited financial statements as at December 31, 2006, except for that stated in Section B., below.

       3. These financial statements have been prepared in an abridged form as at March 31, 2007, and for the three-month period then ended. The financial statements should be read in conjunction with the annual financial statements as at December 31, 2006 and for the year then ended, and the notes related thereto.

       B.       First-time application of new accounting standards

      (1) Commencing from January 1, 2007, the Company applies Accounting Standard No. 26, regarding "Inventory" (hereinafter
               - "the Standard"), of the Israeli Accounting Standards Board.

               Pursuant to the Standard's provisions, the Company measures the inventory at the lower of cost or net realizable value. The Standard also provides guidelines regarding allocation of conversion costs to inventory.

               According to its transitional rules, the Standard is to be applied retroactively to the comparative data relating to prior periods

               Application of the new Standard does not have a material impact on the Company's results of operations and its financial position.

      (2) Commencing from January 1, 2007, the Company applies Accounting Standard No. 27, regarding "Fixed Assets" (hereinafter - "the Standard"), of the Israeli Accounting Standards Board. The Standard provides principles for the recognition, measurement and elimination of fixed-asset items and the disclosure required in respect thereof.

               The main changes provided by the Standard compared with the principles previously applied are: inclusion as part of the cost of a fixed-asset item an estimate of the costs to be incurred in respect of an obligation to dismantle and transfer the item and to restore the site on which it is located, already at the time of the initial recognition of thereof; provision of an alternative to measurement of groups of similar fixed-asset items at a revalued amount less accumulated deprecation where an increase in the value of the asset as a result of the revaluation beyond its original cost is to be recorded directly in the shareholders' equity section in the category "reserve for revaluation"; separate depreciation of every component of a fixed-asset item having a significant cost in relation to the item, including costs of significant periodic examinations; determination that a fixed-asset

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2007 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Reporting Principles and Accounting Policy

       B.    First-time application of new accounting standards (cont'd)

             item acquired in exchange for a non-monetary asset in a transaction that is commercial in nature, is to be measured at fair value; a requirement to review the residual value, useful life and depreciation method of the asset at least at the end of each fiscal year, and if the expectations are different than the prior estimates the changes are to be treated as a change in accounting estimate.

             The Company elected to measure the fixed-asset items at cost less accumulated depreciation.

             Application of the new Standard does not have a material impact on the Company's results of operations and its financial position.

       (3) Commencing from January 1, 2007, the Company applies Accounting Standard No. 23, regarding "The Accounting Treatment of Transactions between an Entity and the Controlling Interest Therein" (hereinafter - "the Standard"), of the Israeli Accounting Standards Board. The Standard essentially supersedes the main provisions set forth in the Securities Regulations (Presentation of Transactions between a Company and a Controlling Interest Therein in the Financial Statements). The Standard provides that assets (except for an intangible asset not having an active market) and liabilities with respect to which a transaction was executed between the entity and the controlling interest therein are to be measured on the transaction date based on fair value and the difference between the fair value and consideration recorded on the transaction is to be recorded in the shareholders' equity. A debit balance difference constitutes essentially a dividend and, therefore, it reduces the balance of the retained earnings. A credit balance difference constitutes essentially a shareholder's investment and, therefore, it is presented in a separate category in the shareholders' equity section called "capital reserve from a transaction between an entity and the controlling interest therein".

             The Standard addresses three issues relating to transactions between an entity and the controlling interest therein:

             1) Transfer of an asset to the entity from the controlling interest therein or, alternatively, transfer of an asset from the entity to the controlling interest therein;

             2) Assumption of a liability of the entity to a third party, in whole or in part, by the controlling interest therein, indemnification of the entity by the controlling interest therein in respect of an expense, and waiver by the controlling interest to the entity of a debt due to the controlling interest, in whole or in part;

             3) Loans made to the controlling interest or loans received by the controlling interest.

             In addition, the Standard provides the disclosure to be provided in the financial statements in connection with transactions between the entity and the controlling interest therein during the period.

             Pursuant to the Standard's transitional provisions, the Company applies the Standard to transactions with controlling interests therein executed after January 1, 2007, as well as to loans made or received from the controlling interest prior to the Standard's commencement date, beginning from its commencement date.

             Application of the new Standard does not have a material impact on the Company's results of operations and its financial position.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2007 (Unaudited)
--------------------------------------------------------------------------------

Note 1 - Reporting Principles and Accounting Policy

       B.      First-time application of new accounting standards (cont'd)

      (4) Commencing from January 1, 2007, the Company applies Accounting Standard No. 30, regarding "Intangible Assets" (hereinafter - "the Standard"), of the Israeli Accounting Standards Board. The Standard explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, while providing detail in respect of the required disclosures. The Standard will be initially applied retroactively, except with respect to a research and development project in process acquired in the framework of a business combination that took place prior to January 1, 2007 and that fulfills the definition of an intangible asset on the acquisition date and that was recorded as an expense on the acquisition date. As of January 1, 2007, the entity will recognize the research and development project as an asset while making a tax allocation.

               Commencing from the first quarter of 2007, the Company is examining the need to capitalize costs in respect of product development where the conditions required by the Standard exist, among other things, where the technical possibility exists to complete the asset, the asset is expected to produce future economic benefits and the required expenses that can be allocated to the asset during its development period are capable of reasonable estimation.

       C.      Financial statements in US dollars

       The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollars and the principal raw materials and fixed assets are purchased in dollars, the dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

       Changes in the representative exchange rate of the dollar and the Consumer Price Index (CPI) are as follows:







                                                                     Representative    Representative       Representative
                                                                      exchange rate     exchange rate        exchange rate
                                                                      of the U.S. $     of the U.S. $     of the U.S. $ to
                                                             CPI        to the NIS       to the Euro   the Brazilian real
                                                         -------     --------------    --------------  -------------------
                                                               %                 %                 %                    %
                                                         -------     --------------    --------------  -------------------

         During the three-month
          period ended: March 31, 2007                   (0.23%)             (1.7%)            (1.1%)               (4.1%)

         During the three-month period
          ended: March 31, 2006                            0.58%              1.35%           (2.51%)               (5.8%)

         During the year ended
          December 31, 2006                               (0.1%)            (8.21%)          (10.17%)              (8.75%)



                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2007 (Unaudited)
--------------------------------------------------------------------------------

Note 2 - Segment Information

      A.   Products and services:

      Commencing from 2006, the Company presents its segments' information according to a primary format, which is based on a breakdown by business segments, and a secondary format, which is based on a breakdown by geographical segments.

      The Company's reporting format reflects the main and significant source of the risks and rewards to which it is exposed. In formulation of the segments' report, the Company examined the risks and rewards deriving from the various segments, along with the nature of the products, production processes, product consumers and methods used for product distribution.

      The comparative amounts appearing in the note to the first quarter of 2006 were restated in order to reflect the segments' report in the above-mentioned format.

      The Company operates in the following areas:

      Agro products - This is the main area of operation of the Company and involves the manufacture and marketing of convention agro products.

      Non-agro products - This area of activity includes a large number of sub-areas, including, Lykopan (oxidizing retardant), aromatic products, and other chemicals, and combines all the Company's activities not included in the agro-products segment.







                                                           Agro             Non-Agro        Adjustments       Consolidated
                                                       -------------     -------------     -------------     -------------
                                                       US$ thousands     US$ thousands     US$ thousands     US$ thousands
                                                       -------------     -------------     -------------     -------------

      For the three months ended
       March 31, 2007
       Segment income                                       511,169            49,016              (846)          559,339
       Segment results                                       93,918             6,115                 -           100,033

      For the three months ended
       March 31, 2006
       Segment income                                       440,314            54,088              (536)          493,866
       Segment results                                       76,715             6,855                 -            83,570

      For the year ended
        December 31, 2006
       Segment income                                     1,581,328           199,770            (2,342)        1,778,756
       Segment results                                      192,900            10,894                 -           203,794


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2007 (Unaudited)
--------------------------------------------------------------------------------

Note 2 - Segment Information (cont'd)

       B.       Sales by geographic area





                                                                                           For the
                                                 For the three months ended             year ended
                                              ----------------------------------  ----------------
                                                      March 31          March 31       December 31
                                                          2007              2006              2006
                                              ----------------   ---------------  ----------------
                                                   (Unaudited)       (Unaudited)         (Audited)
                                              ----------------   ---------------  ----------------
                                                US $ thousands    US $ thousands    US $ thousands
                                              ----------------   ---------------  ----------------
       Israel                                          25,387             29,131           111,565
       Latin America                                  105,130             83,141           430,042
       Europe                                         268,512            229,878           689,965
       North America                                  102,292            100,146           349,404
       Other                                           58,018             51,570           197,780
                                              ----------------   ---------------  ----------------
                                                      559,339            493,866         1,778,756
                                              ================   ===============  ================



Note 3 - Additional Information

       (1) As part of the commitments of the Company and of its subsidiaries under agreements signed in September 2004, regarding a securitization transaction whereby trade receivables were sold to companies in the RaboBank International Group, the balance of the trade receivables sold for cash amounted, as at the balance sheet date, to $234.7 million (March 31, 2006 - $202.1 million, December 31, 2006 - $175.8 million).

                The maximum expected volume of the financial means available to the acquiring companies for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is an amount ranging between $250 million and $275 million, on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

       (2) The Company and Milenia committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by Milenia's customers from those financial institutions and which was used for repayment of the debts of those customers to Milenia for sales made to them.

                As at the balance sheet date, the amount of the liability to indemnify is $51.3 million (December 31, 2006 - $65 million).

       (3) During the period of the report, NIS 19,030 thousand par value debentures (Series A) were converted into 2,091 thousand of the Company's ordinary shares of NIS 1 par value. As a result of the conversion, as stated, the Company's shareholders' equity increased by about $4.4 million. Furthermore, in the current period no debentures issued in March 2004 in a private placement to institutional investors were converted.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2007 (Unaudited)
--------------------------------------------------------------------------------

Note 3 - Additional Information (cont'd)

       (4) Accounting treatment of options granted under the Company's 2005 option plan

                 On March 13, 2005, the Company's Board of Directors approved an employee share option plan, an immediate report and related description in respect of which was published on March 14, 2005. Relying on the transitional rules of Accounting Standard 24, "Share-Based Payments", the Company did not apply that Standard to the grants made under the option plan, and did not record an expense in respect thereof, pursuant to the Standard's transitional rules which provide that the Standard applies to grants after March 15, 2005, and which had not vested prior to January 1, 2006.

                 In connection with review of the draft prospectus submitted by the Company for listing of bonds it issued, and following a meeting with the staff of the Israeli Securities Authority on May 8, 2007, questions arose regarding the factual circumstances leading to removal of the grants from application of the aforesaid Standard.

                 Had Standard 24 been applied to all of the grants made under the 2005 option plan, the Company estimates the maximum additional expense that would have been recorded in respect thereof at the sum of approximately $6 million in 2005, approximately $8 million in 2006 (approximately $2 million per quarter) and approximately $2 million in the first quarter of 2007.

                 The Company Board of Directors has decided to re-examine the facts on the basis of which the grants were treated for accounting purposes, under the supervision of the Company's Audit Committee. If the outcome of the examination indicates that the Company should have applied the Standard to the aforesaid grants, or part thereof, and taking into account the materiality of this matter, the Company may restate its financial statements for the years 2005 and 2006 and for the first quarter of 2007, by the maximum amounts stated above.



Note 4 - Seasonality

       Sales of crop protection products are directly related to the agricultural seasons and the cyclical pattern of the growing seasons and, therefore, the Company's revenues are not spread evenly throughout the year. Countries located in the northern hemisphere are all characterized by the same timing of the agricultural seasons and, as a result, sales made by these countries are usually highest in February through April. On the other hand, in the southern hemisphere the seasonal trends are exactly the opposite and most of the local sales are concentrated in the months August through November, except for Australia where most of the sales are made in the months April through July.

       The Company's worldwide operations act to balance out the above-mentioned seasonal impacts, notwithstanding the fact that most of the Company's sales are made in the northern hemisphere.


15